

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 9, 2008

Mr. Paul Singer
President
Singer Financial Corp.
1708 Locust Street
Philadelphia, PA 19103

> **RE:** **Singer Financial Corp. ("the Company")**
> **Offering Circular on Form 1-A**
> **File No. 024-10211**
> **Filed May 30, 2008**

Dear Mr. Singer:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. It is unclear how the certificate interest rate will be determined following qualification. Please revise your document to clarify the formula used to set the interest rate. Please see paragraph (16) of Schedule A to the Securities Act.

2. The company's existing business plan appears to involve making "secured loans to persons and entities which generally are unable to obtain financing …"

Currently, based on footnote 2 to your financial statements, approximately 16% of your loans are on non-accrual status. In all appropriate sections, please revise to:

a. Briefly address the nature of your loan portfolio, including your credit policies, collection and write-off histories, and the value of collateral underlying your portfolio. This should include a discussion of how the company assesses the value of the collateral.
b. For any material loan in non-accrual status, disclose the loan value and terms, recent collection history and collateral. In addition, address any material adverse changes in the loan to value ratio since the loan was written. Finally, address whether management believes that the loan is collectible and state the basis for such belief.
c. Discuss any material concentrations of credit risk on a borrower, industry, or geographic-specific basis.
d. Address the current environment for your business and how it impacts your ability to repay the subordinated investment certificates.

Signature Page

3. Please revise your signature page to have Mr. Signer sign the Offering Circular in each capacity in which he acts.

Legality Opinion

4. Please revise your legality opinion to indicate the state law governing the opinion of counsel.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the qualification date of the pending offering circular, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering circular as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering circular. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or me with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Frank Baldwin
Fax: 215-557-2991